January 26, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Baxalta Incorporated (the “Company”)
Registration Statement on Form 10-12B
Filed December 10, 2014
File Number 001-36782

Dear Mr. Riedler:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received by letter dated January 9, 2015, relating to the Company’s Registration Statement on Form 10-12B (the “Form 10”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form 10 (“Amendment No. 1”) with an updated Information Statement (the “Information Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the Information Statement.

The Spin-Off Transaction

1.	Please provide your analysis regarding why this spin-off should be considered pro rata, given Baxter’s plans to retain a percentage of the Baxalta shares and distribute them out following the distribution. Please advise us of any specific plans you currently have to dispose of such shares, and include citations to any relevant no-action precedent on which you have relied. You may wish to review Division of Corporation Finance Staff Legal Bulletin No. 4, September 16, 1997, in preparing your response.

Company Response:

The Company notes that the Staff has set forth the following standard for pro rata distributions in the spin-off context in Section 4.B.2 of Division of Corporation Finance Staff Legal Bulletin No. 4, September 16, 1997 (“SLB No. 4”): “When the spin-off is pro rata, the parent shareholders have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. If a spin-off is not pro rata, the shareholders’ relative interests change and some shareholders give up value for the spun-off shares.”

The Company respectfully submits to the Staff that the spin-off is pro rata since Baxter’s shareholders will own the same proportionate interest in Baxalta and Baxter both before and after the spin-off.

The spin-off will change the form of ownership of Baxalta by the shareholders from 100% indirect ownership (through Baxter) to a combination of direct ownership (through Baxalta common stock received in the distribution) and indirect ownership (through continued ownership of Baxter common stock), but the spin-off will not change any shareholder’s proportionate interest in Baxalta.

Jeffrey P. Riedler

Securities and Exchange Commission

The Company further notes that, as disclosed on page 6 of the Information Statement, Baxter plans to dispose of all of the Baxalta common stock that it retains after the distribution, including through one or more subsequent exchanges for debt within the 18-month period following the distribution. Any shares not disposed of by Baxter during such 18-month period will be sold or otherwise disposed of by Baxter consistent with the business reasons for the retention, but in no event later than five years after the distribution.

The Division of Corporate Finance of the Commission has issued several no-action letters, both prior to and following issuance of SLB No. 4, providing that the issuance of shares in a spin-off did not require registration where the parent company did not distribute all of its interests in the spun-off company or where the spun-off company issued its shares to the parent company in connection with the spin-off. See, e.g., Sanpaolo IMI S.P.A. (available October 28, 1999), Istituto Nazionale delle Assicurazioni S.p.A (available October 27, 1998), Summit Energy (available March 29, 1988), The Henley Group, Inc. (available December 21, 1987), Eaton Corporation (available August 8, 1983).

For the foregoing reasons, the Company respectfully submits to the Staff that the planned distribution is a pro rata distribution contemplated by SLB No. 4.

Exhibit 99.1, Information Statement

Questions and Answers about the Separation and Distribution, page 1

2.	We note that Baxalta will be making a cash distribution to Baxter. Please provide a separate Q&A discussing the cash distribution which explains how much cash will be distributed to Baxter, the source of the cash and the reasons for the distribution.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 6 of the Information Statement to include a separate Q&A discussing the cash distribution, which will explain how much cash will be distributed to Baxter, the source of the cash and the reasons for the distribution. This Q&A will be further updated in a subsequent amendment to the Form 10 when the amount of the distribution and the terms of financing arrangements are available.

Risks Related to Baxalta’s Business, page 14

3.	Please expand your risk disclosure in the fourth bullet point on page 14 and the risk factor on pages 22 and 23 to identify any of your principal products that are or you expect to be under increasing competitive pressure in the near future. Please also identify the generic or branded product introductions and the competing company.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on pages 13 and 21 of the Information Statement.

4.	Please expand the bulleted list of risks to include:

•	your current dependence upon ADVATE, FEIBA and GAMMAGARD LIQUID; and
•	the possible inability to protect your material patents and other proprietary assets.

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 13 of the Information Statement to include its current dependence upon ADVATE, FEIBA and GAMMAGARD LIQUID in the bulleted list of risks.

The Company acknowledges the Staff’s comment regarding the risks related to Baxalta’s inability to protect its material patents and other proprietary assets. While the Company discloses this risk in the “Risk Factors” section of the Information Statement (See “If Baxalta is unable to protect its patents or other proprietary rights, or if Baxalta infringes the patents or other proprietary rights of others, its competitiveness and business prospects may be materially damaged”), it does not believe that this risk is of the same importance to Baxalta’s operations as the other risks identified in the bulleted list of risks in the “Summary” section of the Information Statement and therefore does not feel that its inclusion in the list is appropriate.

Reasons for the Separation, page 15

5.	Please disclose the basis for your claim that Baxalta and Baxter will each be able to commercialize new and existing product offerings more effectively on a global basis. This statement appears inconsistent with your disclosure on page 29 that without access to Baxter’s existing operational and administrative infrastructure, “Baxalta will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel.” Please reconcile these two statements.

Company Response:

The Company respectfully advises the Staff that the statement regarding increased effectiveness in commercializing new and existing product offerings is based on several factors by virtue of the completion of the spin-off, including Baxalta’s belief that the management of each of Baxalta and Baxter will be able to focus more fully on such company’s own product offerings and product developments after the separation. Neither company’s management will be required to share and allocate resources in a way that serves the larger goals of the previously combined company that were not focused solely on either the biopharmaceuticals or the medical products business. Baxalta believes that management of two distinct lines of business within a combined entity necessarily involves decisions, including capital allocation and decisions about where to focus management attention, that may advantage the combined entity as a whole while disadvantaging either one or both businesses. Management of the combined business must also consider tradeoffs where a strategy may be optimal for one line of business but may be less optimal for the other line of business. The Company’s management believes the ability of each company to make and prioritize its own capital allocations and strategic decisions on a standalone basis can enhance acquisition and disposition strategies, R&D strategies, talent recruitment, employee retention and other operational or strategic areas to more effectively commercialize new and existing product offerings on a global basis.

The Company respectfully submits to the Staff that the infrastructure investments referenced in the Staff’s comment are necessary investments to permit it to function independently on an ongoing basis. The Company does not, however, believe the need to make these investments is inconsistent with, or will place limitations on, the Company’s ability to move forward with its product offerings and developments more effectively on a global basis in the manner described. As described on pages 15 and 123 of the Information Statement, the Baxter Board of Directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased overall costs and one-time separation costs. After weighing such risks and other factors, the Baxter Board of Directors concluded that the potential benefits of the separation outweighed the potentially negative factors.

6.	Please disclose the basis for your statement that “the separation will give each of Baxter and Baxalta the ability to drive innovation and allocate necessary resources to areas presenting the highest growth potential.”

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

The Company respectfully advises the Staff that, as noted above in its response to the Staff’s Comment No. 5, after the separation each of Baxalta’s and Baxter’s management will be able to focus exclusively on the business of its own company and will have the freedom to allocate its resources independently of the other in a manner that is optimal for only that business without taking into account what would be optimal for the two companies in the aggregate. For example, the Company anticipates that the risk profile for R&D projects and acquisitions for Baxalta as a standalone biopharmaceuticals company may be different than the risk profile for similar activities of historical Baxter when historical Baxter operated both businesses. Accordingly, Baxalta believes that as a standalone company it will have the ability to make decisions related to innovation and growth that match its independent capital resources, risk profiles and management focus. Additionally, after the separation, Baxter will no longer need to allocate capital to the biopharmaceuticals business, which may allow Baxter to pursue meaningful opportunities in the future, including acquisitions and R&D projects to drive growth.

7.	Please disclose the basis for your statement that “the separation will give each of Baxter and Baxalta the flexibility to pursue aligned growth and investment strategies resulting in revenue acceleration, improved profitability and enhanced returns.”

Company Response:

The Company respectfully directs the Staff to its responses above to the Staff’s Comments No. 5 and No. 6. The Company respectfully submits to the Staff that, as a result of the ability for management of each of Baxalta and Baxter to focus on its own business and the other factors described above, each business will be provided the flexibility as a standalone company to pursue its own independent business strategies intended to achieve revenue acceleration, improved profitability and enhanced returns.

If Baxalta is unable to successfully introduce new products…, page 20

8.	Disclose the meaning of the term “extended half-life” and discuss why hemophilia A patients might prefer an extended half-life treatment over ADVATE.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 19 of the Information Statement and included a definition of “extended half-life” on page 136 of the Information Statement.

If Baxalta is unable to obtain sufficient components or raw materials…, page 25

9.	Please disclose the name of any sole supplier for any key ingredients in your core disease therapies.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 24 of the Information Statement. The Company has also updated its disclosure on page 91 of the Information Statement to include a cross-reference to this discussion.

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 31

10.	Please expand the second risk factor on page 31 to disclose the nature and extent of indemnification Baxalta will provide to Baxter in accordance with the Separation Agreement.

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 30 of the Information Statement.

After the distribution, Baxalta will have indebtedness…, page 33

11.	Please revise this risk factor to explain how Baxalta will acquire the indebtedness it will bear immediately after the spin-off transaction. If it will incur new indebtedness around the time of the spin-off, the uses of the funds should be disclosed, including any payments to be made to Baxter. If it will assume indebtedness of Baxter, you should describe how the amount of indebtedness to be assumed will be determined.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to provide additional information in response to such comment in the “Description of Material Indebtedness” in a subsequent amendment to the Form 10 when the amount and the terms of such financing arrangements are available.

Capitalization, page 42

12.	Please revise the table to remove cash and cash equivalents, or alternatively, clearly indicate that it is not a component of capitalization by adding an underline or double underline under the amounts as well as a blank line.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 41 of the Information Statement to add a double underline and space under the cash and cash equivalents line in the capitalization table to clearly indicate that it is not a component of capitalization.

Unaudited Pro Forma Combined Financial Statements, page 43

13.	With regard to pro forma adjustments (A) and (B), please tell us how these amounts are factually supportable. In this regard, if the manufacturing and supply agreements that will be entered into in connection with the separation include specific and/or minimum amounts to be sold to Baxter at a stated cost, please indicate such.

Company Response:

The Company respectfully advises the Staff that Baxalta has not yet finalized the manufacturing and supply or transition services agreements with Baxter. Once these are finalized, the Company will complete these pro forma adjustments based on the terms of the actual agreements in a subsequent amendment to the Form 10. If, upon separation, these agreements are not finalized and therefore the adjustments are not factually supportable, then no pro forma adjustment will be made.

14.	With regard to proforma adjustments (C), (G) and (J), please tell us how these amounts are factually supportable. Please tell us whether you have entered into a financing arrangement in connection with the separation from Baxter. If so, please disclose the terms of such arrangement.

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

The Company respectfully advises the Staff that Baxalta will complete the pro forma adjustments for long-term debt, the related interest expense, and the debt issuance costs in a subsequent amendment to the Form 10 once the Company has received a firm commitment from a lender, which is expected to occur prior to the separation.

Research and Development, page 51

15.	Please disclose the primary endpoint that was not met by Rigosertib in the Phase III clinical trial in the EU for high-risk MDS.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 52 of the Information Statement.

Revenue Recognition and Related Provisions and Allowances, page 71

16.	Please quantify for us your provisions for rebates, chargebacks to wholesalers and distributors, returns, and discounts for the periods presented. Explain why discussion of these sales deductions is not warranted to explain increases or decreases in revenues. If these provisions are not material, please so disclose.

Company Response:

The Company respectfully advises the Staff that its provisions for rebates, chargebacks to wholesalers and distributors, returns, discounts and other sales deductions (collectively, “sales deductions”) primarily relate to contractual and statutory rebates (including Medicaid, TRICARE and Medicare Part D reimbursement programs) and wholesaler and distributor chargebacks in the United States. The Company’s sales deductions in the United States totaled $364 million, $296 million and $249 million, or 11%, 10%, and 9% of gross U.S. sales, during the years ended December 31, 2013, 2012 and 2011, respectively.

For the periods presented, the Company does not believe a discussion of sales deductions is warranted to explain movements in revenues as sales deductions were not a material driver of changes in net sales. However, the Company understands the Staff’s comment and will include a discussion of the impact of sales deductions on net sales growth in future filings when it is deemed a material driver of changes in net sales.

Augmenting Baxalta’s product portfolio through organic growth…, page 77

17.	Please describe the material terms of each of the agreements or collaborations Baxalta will become a party to with:

•	Coherus BioSciences Inc.;
•	CTI BioPharma Corp.;
•	Kamada Ltd.;
•	Halozyme Therapeutics Inc.;
•	Merrimack Pharmaceuticals Inc.;
•	Momenta Pharmaceuticals Inc.;
•	Inspiration BioPharmaceuticals Inc.; and
•	Onconova Therapeutics Inc.

Alternately, advise us as to why any of these agreements are not material to Baxalta. Also, file each of these agreements as exhibits to the registration statement or alternatively explain to us why Baxalta will not be substantially dependent upon them.

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

The Company respectfully submits to the Staff that it does not consider any of these agreements or collaborations to be material to Baxalta. While the products and initiatives included in these agreements are a part of the Company’s overall growth and product portfolio strategy, Baxalta is not substantially dependent upon any of these agreements and does not believe that such agreements are required to be filed with the Form 10 pursuant to the standards set forth in Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has updated its disclosure on page 78 of the Information Statement to include a cross-reference to Note 4 to the audited combined financial statements and Note 3 to the unaudited condensed combined interim financial statements included in the Information Statement, which each describe the terms of some of these agreements as a result of certain financial statement disclosure requirements.

The Company understands the Staff’s comment, will continue to assess the materiality of all agreements and will file such agreements to the extent it determines such agreements to be material.

Products, page 79

18.	Please revise your disclosure to provide the dollar amount and percentage sales to Baxalta for each of the last three fiscal years represented by each of the commercial products identified on pages 79 through 82.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on pages 78 through 80 of the Information Statement to include for each of the last three years the dollar amount and percentage sales of each of Baxalta’s four product categories: Hemophilia, Inhibitors, Immunoglobulin and BioTherapeutics. The Company respectfully advises the Staff that it will provide 2014 revenue information in a subsequent amendment to the Form 10 when available.

Intellectual Property, page 88

19.	Please expand your disclosure to briefly discuss how substitution of a biologic by a biosimilar differs from how a generic pharmaceutical substitutes for a branded drug product.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 88 of the Information Statement, as it believes that the expanded discussion is more appropriately addressed in the “—Regulatory” section as opposed to the “—Intellectual Property” section. The Company has also updated its disclosure on pages 28, 85 and 87 of the Information Statement to include cross-references to this discussion.

20.	For all material patents held or to be held by Baxalta Incorporated or its subsidiaries post-split, please disclose:

•	the nature of the patent and the protection conferred (i.e. composition of matter, method of use, manufacturing, treatment, etc.);
•	the product, process or use relevant to the patent;
•	the jurisdiction where the patent has been granted;
•	the year of expiration of the patent;
•	whether the patents are owned or licensed from third parties; and
•	if the patent is licensed, the identity of the licensor.

Jeffrey P. Riedler

Securities and Exchange Commission

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 84 of the Information Statement to include the additional requested disclosure for the technology it has exclusively licensed from Nektar Therapeutics, as it believes that the expanded discussion is more appropriately addressed in the discussion of the pipeline product to which it relates as opposed to the “—Intellectual Property” section. The Company respectfully submits to the Staff no other individual patent or group of related patents have been determined to be material to Baxalta’s business. The Company understands the Staff’s comment, will continue to assess the materiality of its patent portfolio and will include the disclosure requested above for any patents that it determines to be material.

Facilities, Manufacturing Capabilities and Operations, page 91

21.	Please file your long-term lease agreement for your global innovation and R&D center to be located in Cambridge, Massachusetts.

Company Response:

The Company respectfully advises to the Staff that, after consideration of the Staff’s comment, it does not consider such lease to be material to Baxalta and does not believe that such lease is required to be filed with the Form 10 pursuant to the standards set forth in Item 601(b)(10) of Regulation S-K. The Company understands the Staff’s comment, will continue to assess the materiality of all agreements and will file such agreements to the extent it determines such agreements to be material.

Competition and Healthcare Cost Containment, page 92

22.	Please identify your principal competitors and their competing product(s) for your top five products as determined by 2014 worldwide sales.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 92 of the Information Statement to identify the principal competitors and competing products for each of the Company’s three principal products: ADVATE, FEIBA and GAMMAGARD LIQUID. The Company respectfully submits to the Staff that it does not believe that similar information related to Baxalta’s other products would be material information to investors. The Company refers you also to its response above to the Staff’s Comment No. 3.

Description of Material Indebtedness, page 131

23.	If Baxalta will incur or assume indebtedness around the time of the spin-off, the financing arrangement and the material terms of the financing agreements or indentures should be fully disclosed in the information statement on page 131.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to provide additional information about any financing arrangements and the material terms of any such financing arrangements or indentures in a subsequent amendment to the Form 10 when the amount and the terms of such financing arrangements are available.

Jeffrey P. Riedler

Securities and Exchange Commission

Note 12- Legal Proceedings, page F-29

24.	We note your disclosure stating that you cannot estimate “with certainty” the eventual loss or range of loss related to certain of your legal proceedings. However, this wording appears to be a higher threshold than ASC 450-20 requires. Please revise to specifically state whether it is possible to estimate a range of loss related to these legal proceedings. If so, revise to disclose your estimate of the reasonably possible range of loss.

Company Response:

The Company acknowledges the guidance in ASC 450-20 and believes it has applied the appropriate threshold in its assessment as to whether it is possible to estimate a range of loss related to certain legal proceedings. However, the Company understands the Staff’s comment regarding the language “with any certainty” and the potential perception of the language as applying a higher threshold than required under ASC 450-20. As a result, the Company has revised the footnote disclosures on pages F-29 and F-47 to remove this language.

Other Comments

25.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company Response:

The Company acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review and that the Staff will require adequate time to review such exhibits. The Company will file any remaining required exhibits as soon as practicable with subsequent amendments to the Form 10.

26.	We note that you do not always define the many scientific terms when first used in your Information Statement—terms that might not be readily understood by the average investor. Examples include:

•	“biologics”;
•	“biosimilars”;
•	“hyaluronidase”;
•	“hypogammaglobulinemia”;
•	“inhibitor management therapy”; and
•	“pharmacokinetic.”

Accordingly, please revise your disclosure throughout to define such scientific terms when they first appear.

Company Response:

In response to the Staff’s comment, the Company has updated its disclosure beginning on page 136 of the Information Statement to define certain scientific terms, including those listed above in the Staff’s comment, in a “Glossary of Scientific Terms” and has included a reference to this glossary within the Table of Contents on page i.

Jeffrey P. Riedler

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310, David Scharf at (224) 948-3440, or Stephanie Miller at (224) 948-3216.

Sincerely,

/s/ Robert J. Hombach
Robert J. Hombach Corporate Vice President and Chief Financial Officer